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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                  (Check One):

/X/ Form 10-K   / / Form 20-F    / / Form 11-K   / / Form 10-Q    / / Form N-SAR
For period Ended:
/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:  December 31, 1994
                                ................................................
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:........................

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant
Former Name if Applicable
  Kimmins Environmental Service Corp.
................................................................................

Address of Principal Executive Office (Street and Number)
  1501 Second Avenue, East
................................................................................

City, State and Zip Code     Tampa, FL 33605
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PART II-RULES 12b-25 (B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q.
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or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589)(Sec. 72.435), effective April 12, 1989, 54 F.R. 10306.]

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

                                           (Attach Extra Sheets if Needed)
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PART IV - OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

                 Norman S. Dominiak               (813)           248-3878
             ...................................................................
                     (Name)                    (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No
         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 Kimmins Environmental Service Corp.
         ........................................................
                 (Name of Registrant as specified in charter)

         has caused this notification to be signed on its behalf by the undersigned duly authorized.


       Date      March 30, 1995                By     Norman S. Dominiak
         ............................              ........................

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                   ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                      INSERT TO PART III OF FORM 12B-25


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        The financial statements of Kimmins Environmental Service Corp. ("KVN")
as of December 31, 1994, are still in the process of being finalized. We are requesting additional time through this "Notification of Late Filing" to be able to accumulate and report accurate financial information.

        In response to Item (3) of Part IV, it is anticipated that any significant changes in the results of operations for the Registrant's year ended December 31, 1994, as compared to prior year's results, will be reflected in the financial statements of the Registrant.

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